UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.1)
Midas Medici Group Holdings, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

59564J102
(CUSIP Number)

Copy To: Thomas Rose, Esq. Marcelle S. Balcombe, Esq. Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Flr New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59564J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Johnson M Kachidza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
426,531(1)
	8	SHARED VOTING POWER:
4,197,195 (2)
	9	SOLE DISPOSITIVE POWER:
426,531(1)
	10	SHARED DISPOSITIVE POWER:
4,197,195 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,623,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
59.7% (based on 7,748,730 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Includes 326,531 shares held by Mr. Kachidza and shares underlying an option to purchase 100,000 shares of common stock of Midas Medici Group Holdings, Inc. (“Issuer”) which are currently exercisable.

(2) Mr. Kachidza has voting and dispositive power over the shares of the Company held by Knox Lawrence International, LLC (“KLI”), UTP International, LLC (“UTP”), Midas Medici Capital 1 Special Opportunity Fund, LLC (“MMCI SOF”), Midas Medici Capital, LLC (“MMC”), Quotidian Capital, LLC (“QC”) and KLI IP Holding, Inc. (“IP”).

CUSIP No. 59564J102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Knox Lawrence International, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
2,608,941
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
2,608,941
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,608,941
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.7% (based on 7,748,730 shares of Common Stock issued and outstanding)
14		TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 59564J102

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
UTP International, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
820,922
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
820,922
	10	SHARED DISPOSITIVE POWER:
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
820,922
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6% (based on 7,748,730 shares of Common Stock issued and outstanding)
14		TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 59564J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Midas Medici Capital 1 Special Opportunity Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
99,750
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
99,750
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
99,750
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3% (based on 7,748,730 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 59564J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Midas Medici Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
133,000
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
133,000
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7% (based on 7,748,730 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 59564J102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Quotidian Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
507,414
	8	SHARED VOTING POWER:
0
	9	SOLE DISPOSITIVE POWER:
507,414
	10	SHARED DISPOSITIVE POWER:
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
507,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5% (based on 7,748,730 shares of Common Stock issued and outstanding)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

Item 1.Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share (the "Shares"), of Midas Medici Group Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 445 Park Avenue, 20th Floor, New York, NY 10022.

Item 2.Identity and Background

(a)  This statement is jointly filed by (i) Johnson M Kachidza (“Kachidza”), (ii) Knox Lawrence International, LLC (“KLI”), (iii) UTP International, LLC (“UTP”), (iv) Midas Medici I Special Opportunity Fund, LLC (“MMC1 SOF”), (v) Midas Medici Capital, LLC (“MMC”) and (vi) Quotidian Capital, LLC (“QC”) (hereinafter referred to individually as “Reporting Person” and collectively as the “Reporting Persons”).

(b)  The principal business address of the Reporting Persons is c/o Midas Medici Group Holdings, Inc., 445 Park Avenue, 20th Floor, New York, NY 10022.

(c)  Mr. Kachidza is the President, CFO and Co-Executive Chairman of the Issuer. KLI is a New York based private equity firm. Each of UTP, MMC1 SOF, MMC and QC has no operations and their sole business is their current ownership of the Shares.

(d)  None of the Reporting Persons have during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

(f) Mr. Kachidza is a citizen of the United States. KLI, UTP, MMC1 SOF, MMC and QC are limited liability companies formed in the State of Delaware.

Item 3.Source and Amount of Funds or Other Considerations

The 2,157,003 shares held by KLI were issued to it pursuant to the Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, MMGH Acquisition, Inc. and Consonus Technologies, Inc. (“Consonus”) dated April 30, 2010 in exchange for 1,633,807 shares of Consonus. The 331,825 shares held by KLI were issued to it to settle certain debt. Mr. Kachidza is a Managing Principal of KLI and has the power to vote and dispose of the shares of KLI.

The 133,000 shares held by UTP were issued to it pursuant to the Merger Agreement in exchange for 100,000 shares of Consonus. Mr. Kachidza has the power to vote and dispose of the shares of UTP.
The 99,750 shares held by MMC1 SOF were issued to it pursuant to the Merger Agreement in exchange for 75,000 shares of Consonus. Mr. Kachidza has the power to vote and dispose of the shares of MMC1 SOF.

The 133,000 shares held by MMC were issued to it pursuant to the Merger Agreement in exchange for 100,000 shares of Consonus. Mr. Kachidza has the power to vote and dispose of the shares of MMC.

The 507,414 shares held by QC were issued to it pursuant to the Merger Agreement in exchange for 381,514 shares of Consonus. Mr. Kachidza has the power to vote and dispose of the shares of QC.

No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.Purpose of Transaction

The Reporting Persons acquired the securities referred to in this Schedule 13D for investment purposes and not with the purpose or effect of changing or influencing control of the Issuer. Depending on market conditions and other factors, the Reporting Persons may purchase additional shares of Common Stock in private transactions. Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, their liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, The Reporting Persons reserve the right to, and may in the future, purchase additional shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

The Reporting Persons do not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

(a)
Name and Address of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock*
Johnson M Kachidza	(1)	4,623,726	59.7%
Knox Lawrence International, LLC		2,608,941	33.7%
UTP International, LLC		820,922	10.6%
Midas Medici I Special Opportunity Fund, LLC		99,750	1.3%
Midas Medici Capital, LLC		133,000	1.7%
Quotidian Capital, LLC		507,414	6.5%

*	Based upon 7,748,730 shares of common stock outstanding as of March 30, 2011.
(1)
Includes (a) 2,608,941 shares held by Knox Lawrence International, LLC, (b) 820,922 shares held by UTP International, LLC, (c) 99,750 shares held by Midas Medici I Special Opportunity Fund, LLC (d) 133,000 shares held by Midas Medici Capital, LLC, (e) 507,414 shares held by Quotidian Capital, LLC, (f) 27,168  shares underlying an option held by KLI IP Holding, Inc., to purchase shares of the Company issued at the closing of the acquisition of Utilipoint which is currently exercisable at a price of $1.56 per share (g) 326,531 held by Mr. Kachidza and (h) Shares underlying an option to purchase 100,000 shares of common stock of the Issuer which are currently exercisable.

(b)
	Number of shares as to which each Reporting Person has
	Sole power to vote or direct the vote	Shared power to vote or direct the vote	Sole power to dispose or direct the disposition		Shared power to dispose or direct the disposition
Johnson M Kachidza	426,531	4,197,195	426,531	4,197,195
Knox Lawrence International, LLC	2,608,941	0	2,608,941	0
UTP International, LLC	820,922	0	820,922	0
Midas Medici I Special Opportunity Fund, LLC	99,750	0	99,750	0
Midas Medici Capital, LLC	133,000	0	133,000	0
Quotidian Capital, LLC	507,414	0	507,414	0

(c) Except as otherwise described herein, the Reporting Persons have not effected any transactions with respect to the Common Stock in the last sixty days.

(d) Other than Mr. Kachidza and Nana Baffour, who serve as the Managing Principals of the entities set forth in Item 5(a) and (b), no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such securities.

(e) N/A.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Kachidza is the co-founder and managing principal of KLI and owns 373.5 membership units or 37.35% of KLI. Mr. Kachidza owns no membership units or 0% of UTP and has an indirect ownership in UTP through KLI. UTP is a wholly owned subsidiary of KLI. Mr. Kachidza owns 0% of MMCI SOF and has an indirect ownership in MMCI SOF through MMC. MMCI SOF is a wholly owned subsidiary of MMC. Mr. Kachidza owns 40% of MMC.

Item 7.Material to Be Filed as Exhibits

1.
Joint Filing Agreement, dated April 21, 2011, among Johnson M Kachidza, Knox Lawrence International, LLC, a Delaware limited liability company, UTP International, LLC, a Delaware limited liability company, Midas Medici Capital I Special Opportunity Fund, LLC, a Delaware limited liability company, Midas Medici Capital, LLC, a Delaware limited liability company, and Quotidian Capital, LLC a Delaware limited liability company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 2011

By:	/s/ Johnson M Kachidza
Johnson M Kachidza

KNOX LAWRENCE INTERNATIONAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M Kachidza
Title: Managing Principal

UTP INTERNATIONAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M Kachidza
Title: Managing Principal

MIDAS MEDICI I SPECIAL FUND, LLC

By:	/s/ Johnson M Kachidza
Johnson M Kachidza
Title: Managing Principal

MIDAS CAPITAL LLC

By:	/s/ Johnson M Kachidza
Johnson M Kachidza
Title: Managing Principal

QUOTIDIAN CAPITAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M Kachidza
Title: Managing Principal

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree to make joint filings of Schedule 13D with the U.S. Securities and Exchange Commission with respect to their beneficial ownership of the common stock, par value $0.001 per share, of Midas Medici Group Holdings, Inc., including all amendments thereto.

Dated:  April 21, 2011

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza

KNOX LAWRENCE INTERNATIONAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza
Title: Managing Principal

UTP INTERNATIONAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza
Title: Managing Principal

MIDAS MEDICI I SPECIAL FUND, LLC

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza
Title: Managing Principal

MIDAS CAPITAL LLC

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza
Title: Managing Principal

QUOTIDIAN CAPITAL, LLC

By:	/s/ Johnson M Kachidza
Johnson M. Kachidza
Title: Managing Principal